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                              June 16, 2021

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise eFund, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise eFund, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 21, 2021
                                                            File No. 024-11210

       Dear Mr. Miller:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form 1-A filed May 21, 2021

       Will I have the opportunity to redeem my common shares?, page 5

   1. We note your disclosure that for redemptions that occur during the introductory period, an investor would receive
back his or her "original investment amount." We also note your disclosure on page 7
that you " intend to limit individual redemption requests to the lesser of 5,000 shares or
$50,000 per each redemption request, which may affect whether the entirety of a
redemption request will be considered to be in the 'Introductory Period' or
                                                        'Post-Introductory
Period.'" Please revise your disclosure on page 6 and elsewhere as applicable to clarify
that an investor would only receive his or her "original investment amount" upon redemption
in the 90-day introductory period to the extent it were less than
                                                        5,000 common shares or
$50,000 worth of common stock, or advise.
 Benjamin Miller
FirstName  LastNameBenjamin Miller
Fundrise eFund, LLC
Comapany
June       NameFundrise eFund, LLC
     16, 2021
June 16,
Page 2 2021 Page 2
FirstName LastName
       Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Mark Schonberger